SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the period January 1, 2004 to March 31, 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  [X]    Form 40-F  [    ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  [    ]    No  [X]

Explanatory Note

Attached is:

1. Press Release, released publicly on February 10, 2004.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: May 20, 2004

3

EXHIBIT 1

JACADA LTD

Jacada Reports Financial Results for the 2003 Fourth Quarter and Full Year

ATLANTA, February 10, 2004 – Jacada Ltd. (Nasdaq: JCDA), a leading provider of business process improvement software, today reported financial results for the 2003 fourth quarter and full year.

Total revenue for the 2003 fourth quarter was $5.1 million, compared to $5.3 million in the 2003 third quarter and $5.6 million in the fourth quarter of 2002. Software license revenue was $1.8 million in the 2003 fourth quarter, compared to $2.3 million in the 2003 third quarter, and $2.8 million reported in the fourth quarter of 2002. Service and maintenance revenues were $3.3 million in the 2003 fourth quarter, up from $3.0 million in the 2003 third quarter and $2.8 million in the fourth quarter of 2002.

Gross profit for the 2003 fourth quarter was $4.0 million, or 79% of total revenue, compared to $4.2 million, or 79% of total revenue, in the 2003 third quarter. Operating loss for the quarter was $839,000, compared to an operating loss of $713,000 during the 2003 third quarter. Net loss for the quarter, after financial income, was $598,000, or $0.03 per share, compared to a net loss of $558,000, or $0.03 per share, in the 2003 third quarter. In the fourth quarter of 2002, Jacada reported gross profit of $4.7 million, or 84% of total revenue, operating income of $133,000, and net income of $444,000, or $0.02 per share.

For the full year ended December 31, 2003, Jacada reported a net loss of $2.1 million, or $0.11 per share, on revenues of $20.6 million, compared to a net loss of $2.9 million, or $0.16 per share, on revenues of $21.5 million in 2002. Gross profit for 2003 was $16.5 million, or 80% of revenues, compared to $16.9 million, or 79% of revenues, in 2002. Software license revenues were $8.4 million in 2003, compared to $9.8 million in 2002. Service and maintenance revenues were $12.2 million in 2003, compared to $11.7 million in 2002.

At the end of the 2003 fourth quarter, Jacada’s cash and investments totaled $41.8 million, compared to $40.9 million at the end of the 2003 third quarter and $41.4 million at the end of the 2002 fourth quarter.

“We believe we are performing well compared to our market segment, and total revenue in the fourth quarter was in line with previous quarters,” said Gideon Hollander, CEO of Jacada. “Companies continue to stretch out commitments and defer purchases, which resulted in a lack of large software orders during the quarter. Although during 2003 we closed a record number of transactions, revenue decreased from 2002 as a result of a decrease in our average deal size.”

JACADA LTD.

Jacada also announced today a plan to consolidate all research and development into its lab in Israel. As part of this plan, Jacada will shut down R&D operations in Minneapolis and is currently transitioning the necessary knowledge and skills. The consolidation, which is projected to be complete by the end of the second quarter, is expected to improve overall development efficiency, accelerate new product releases and reduce operating expenses. The consolidation is expected to result in a total of approximately $1.0 million in nonrecurring expenses during the first and second quarters of 2004.

Fourth-Quarter and 2003 Highlights

“Our new customer wins span multiple industries,” said Hollander. “Combined with the business from our existing customers, we are pleased with the number of transactions closed in the fourth quarter and hope to increase the average deal value in the future.”

During the quarter, Jacada closed new and follow-on business with customers such as BlueCross and BlueShield of North Carolina, Credem, LexisNexis, National Fuel, Providence Health, Polo Ralph Lauren Europe, Qwest, Realm Business Solutions, SCHUFA Holding AG, State of Tennessee, State Automobile Insurance and Vertex Data Science Ltd.

Jacada’s continued focus on partnerships remains a solid source of revenue opportunities internationally. In 2003, Jacada’s partnership with Computer Associates (CA) resulted in several large customer agreements. This successful partnership positions Jacada as the exclusive legacy integration and Web-to-host solution for CA customers requiring mainframe application access to applications such as CleverPath Portal.

“We are very pleased with the success of our partner relationships, notably Computer Associates, which was our most successful partnership in 2003,” said Hollander. Other key Jacada partners include BEA, Oracle, PeopleSoft, SeeBeyond and Siebel. In Europe, Jacada expanded its partner and distributor network with several key additions including Selesta S.p.A. in Italy. The expanded relationship with Selesta resulted in Jacada’s first joint deal during the fourth quarter.

New Product Line

According to Hollander, early market validation of Jacada’s new product line is very encouraging. Currently in beta testing, the new product delivers Web-services from Windows and Client/Server applications, enabling these applications to be more easily integrated with portals or other applications.

JACADA LTD.

“We have already signed our first customer and expect to deliver the technology to the customer by the end of the first quarter,” said Hollander. “This product expands Jacada into a new market sector with a large target audience. It also uniquely positions us to deliver Web-services to the full spectrum of application platforms – Windows, Web and Host.”

“Our aim in 2004 is to increase new software license revenues from existing and new products and to maximize our recurring service and support revenues from existing customers,” said Hollander.

About Jacada - Jacada Ltd. provides software solutions for accelerating business process improvement through a full range of integration, Web-to-host, and legacy access solutions. Jacada conforms to any architecture style including J2EE, .NET, and Web Services and is the preferred and certified legacy connection solution for BEA, Computer Associates, Oracle, PeopleSoft, SeeBeyond, and Siebel Systems. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy (including the development of its products and services); and (iv) the expected costs and benefits of the Company’s R&D consolidation plans. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

JACADA LTD.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

(1) Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,
	2003	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,845	$15,319
Marketable securities	6,638	22,326
Trade receivables (net of allowance for doubtful accounts of $ 234 and $ 398 at December 31, 2003 and 2002, respectively)	2,759	2,661
Other current assets	561	645

Total current assets	19,803	40,951

LONG-TERM INVESTMENTS:
Marketable securities	25,310	3,737
Severance pay fund	758	576
Other long-term assets	61	79

Total long-term investments	26,129	4,392

PROPERTY AND EQUIPMENT, NET	1,874	2,804

OTHER ASSETS, NET:
Technology, net (net of accumulated amortization of $ 693 and $ 381 at December 31, 2003 and 2002, respectively)	865	1,177
Other intangibles, net (net of accumulated amortization of $ 77 and $ 23 at December 31, 2003 and 2002, respectively)	86	140
Goodwill	4,630	4,554

Total other assets	5,581	5,871

	$53,387	$54,018

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

(B) U.S. Dollars in thousands, except for share and per share data

	December 31,
	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$515	$760
Deferred revenues	3,348	2,144
Accrued expenses and other liabilities	3,776	3,599

Total current liabilities	7,639	6,503

LONG-TERM LIABILITIES:
Accrued severance pay	1,189	927
Accrued expenses	55	124

Total long-term liabilities	1,244	1,051

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
Authorized: 30,000,000 shares as of December 31, 2003 and 2002; Issued and outstanding: 19,033,778 and 18,935,903 shares as of December 31, 2003 and 2002, respectively	55	55
Additional paid-in capital	69,277	69,143
Deferred stock compensation	—	(25)
Accumulated other comprehensive income	111	81
Accumulated deficit	(24,939)	(22,790)

Total shareholders’ equity	44,504	46,464

	$53,387	$54,018

JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands, except for share data

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Revenues:
Software licenses	$1,760	$2,784	$8,354	$9,783
Services	1,409	857	4,704	4,518
Maintenance	1,925	1,918	7,504	7,235

Total revenues	5,094	5,559	20,562	21,536

Cost of revenues:
Software licenses	128	69	534	248
Services	637	539	2,384	3,115
Maintenance	286	297	1,110	1,247

Total cost of revenues	1,051	905	4,028	4,610

Gross profit	4,043	4,654	16,534	16,926

Operating expenses:
Research and development	1,511	1,785	5,620	6,191
Sales and marketing	2,258	1,785	9,386	9,450
General and administrative	1,113	1,151	4,714	4,602
Restructuring charges	—	(200)	—	501

Total operating expenses	4,882	4,521	19,720	20,744

Operating income (loss)	(839)	133	(3,186)	(3,818)
Financial income, net	241	311	1,038	909

Net income (loss)	$(598)	$444	$(2,148)	$(2,909)

Basic net earnings (loss) per share	$(0.03)	$0.02	$(0.11)	$(0.16)

Weighted average number of shares used in computing basic net earnings (loss) per share	19,033,778	18,930,207	19,011,435	18,710,105

Diluted net earnings (loss) per share	$(0.03)	$0.02	$(0.11)	$(0.16)

Weighted average number of shares used in computing diluted net earnings (loss) per share	19,033,778	19,070,098	19,011,435	18,710,105